

Mail Stop 3561

August 20, 2009

Mr. Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 750
Chicago, IL 60610

**Re:     Echo Global Logistics, Inc.**
**Amendment No. 4 to Registration Statement on Form S-1**
**File No. 333-150514**
**filed on July 24, 2008**

Dear Mr. Waggoner,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Revise the prospectus cover page and other places where you discuss the details of the offering to explain, if true, that the selling shareholders are not offering any shares other than those contemplated by the overallotment option, and that you will not receive any proceeds of those sales.

2.  Remove or explain industry jargon that may not be understood by an average investor. Examples include "supply chain optimization services," "scalable," "market intelligence," "logistics domain expertise" and "dry van brokerage."

3.  Please revise to remove or substantiate claims about the quality or effectiveness of your business and services.  Examples include that your technology "efficiently" services your clients' needs, often results in cost savings of 5% to 15% and typically leads to material cost savings, that you have a proven track record of success and that your prices are typically lower than those of your competitors.

Prospectus Summary, page 1

4.  Please revise your summary to include a specially captioned section enumerating benefits to affiliates connected with this offering.  The section should discuss and quantify the amount of proceeds to be used to pay interest and principal on the term loan from EGL Mezzanine LLC and the amount to be used to pay preferred dividends.  Indentify any individual affiliate that will receive a material portion of the offering proceeds.

5.  Refer to the first paragraph on page 2. It is unclear why you are comparing 2008 results to 2005 results, especially in light of the fact that your 2008 results have been impacted by the acquisition of RayTrans Distribution Services.  If you choose to include 2005 results in your summary, please also include 2006 and 2007 results, so that investors have a more recent point of comparison.

Use of Proceeds, page 26

6.  Revise to set forth the interest rate and maturity of the indebtedness you intend to pay with the proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

7.  We note that you have revised your MD&A section to eliminate the discussion of the acquisition of Mountain Logistics, Inc. and Bestway Solutions LLC and details of the related contingent consideration.  In light of the significant contingent consideration related to these acquisitions, please revise your MD&A section to include a discussion of the nature of these acquisitions and the remaining potential contingent consideration payments.

– Critical Accounting Policies, page 35

8.  We note that your critical accounting policies section includes a discussion of revenue recognition, goodwill and other intangibles, and stock compensation.  In light of your significant balance of accounts receivable at December 31, 2008 and June 30, 2009, please consider including a discussion of your accounting for accounts receivable and the related allowance for doubtful accounts as part of

your critical accounting policies section.  Your revised disclosure should address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

-Credit facility, page 47

9.  Please revise to disclose whether you have commenced discussions with the lender to renew this loan.

Contractual Obligations, page 48

10. Please revise your table of your contractual commitments to also include disclosure of the contingent consideration that may become payable in future periods under the terms of your various acquisition transactions.

Certain Relationships and Related Party Transactions, page 91

11. Provide more details about the loans that led you to conclude that the terms and conditions were reasonable and customary in light of the 13% interest rate.  Also, refrain from stating that the loan was negotiated at arms length, since the parties are affiliated.  Also, clarify whether accrued interest on the loan was forgiven or merely remains unpaid.

Echo Global Logistics, Inc. Consolidated Financial Statements as of December 31, 2008

Report of Independent Auditors, page F-3

12. Please revise to include the city and state where the auditors' report was issued. See Rule 2-02(a) of Regulation S-X.

Condensed Consolidated Balance Sheets, page F-4

13. We note from the disclosures provided on page 91, that prior to the completion of the Company's public offering, it will recapitalize all outstanding shares of common stock, Series B preferred stock and Series D Preferred stock into newly issued shares of common stock on approximately a one for one basis. Please revise to include a pro forma balance sheet alongside the Company's historical balance sheet as of the latest interim period presented giving effect to these planned changes in capitalization that will occur in connection with the offering.

Echo Global Logistics, Inc. and Subsidiaries Financial Statements
Consolidated Statements of Operations
Note 14. Earnings (loss) Per Share
Pro Forma Earnings Per Share

14. Please revise to eliminate the disclosure of pro forma earnings per share for 2007 and the six months ended June 30, 2008. Note that your current presentation is not considered appropriate since you are not required to present the effect of converting to a C corporation for 2007. Furthermore,  the dilutive effect of the number of shares that will be required to be issued in the offering to fund the accrued dividends to be paid from the offering proceeds should only be presented for the latest fiscal year and subsequent interim period presented pursuant to the guidance in SAB Topic 1:B:3. In addition, please revise Note 14 to clearly explain the difference between the pro forma earnings per share information presented for 2006 and 2008 and the six months ended June 30, 2009. The pro forma information presented in your Summary Consolidated Financial and Other Data on pages 9 and 10 of the registration statement and in your Selected Consolidated Financial Data on pages 30 and 31 of the registration statement should be similarly revised.

Consolidated Statements of Stockholders'/Members' Deficit, page F-6

15. We note that you have presented the cumulative effect of the restatement of 2007 financial statements as an adjustment to the December 31, 2007 balance of retained earnings/(accumulated deficit), as previously reported.  However, in light of the fact that you restated net income on the statement of income for the year ended December 31, 2007, as well as the fact that paragraph 25 of SFAS No. 154 requires prior-period financial statements to be restated for errors, we believe that you should revise your presentation on the statements of stockholders'/members' deficit to restate the net income amount for the year ended December 31, 2007 so that it agrees with the amount presented on your statement of income for 2007, rather than present a cumulative effect adjustment.  Please revise accordingly.

Note 3.  Restatement of Financial Statements, page F-12

16. We note your disclosure that in preparing your year end financial statements for 2008 you identified errors in certain accounts payable and prepaid expense balances in the consolidated financial statements as of December 31, 2007. Please provide us with further details as to the nature of the errors and tell us how you identified that the errors existed.  Also, in light of the fact that you restated amounts in both the year ended December 31, 2007 and the six months ended June 30, 2008, please explain to us why you believe that all errors have been

identified and that the financial statements for all period presented are
appropriately stated.

## Note 8. Intangibles and Other Assets, page F-17

17. We note from your disclosure in Note 8 that approximately $3.1 million of costs
    associated with preparing for the initial public offering are included in other assets
    at December 31, 2008.  Please tell us the nature of the costs that have been
    capitalized as offering costs as of December 31, 2008 and tell us when these costs
    were incurred and why you believe it is appropriate to capitalize these costs in
    accordance with SAB Topic 5A.  As part of your response, please explain why
    you do not believe costs incurred prior to 2009 represent costs of an aborted
    offering as discussed in SAB Topic 5A.  Also, please reconcile the $3.1 million
    amount to the $1.7 million amount shown on the statement of cash flows as
    "payment of costs associated with initial public offering."

## Note 14. Earnings (Loss) Per Share, page F-26
## – Pro Forma Earnings Per Share, page F-27

18. We note from your table showing the calculation of pro forma earnings per share,
    that the numerator in the pro forma earnings per share calculation for the year
    ended December 31, 2006 has been adjusted for an expense for income taxes.
    Please revise your note to disclose the nature of this adjustment and the nature of
    the pro forma presentation being made for 2006 (i.e. conversion from an LLC to a
    C Corporation).

19. We note your disclosure that the shares used in computing pro forma earnings per
    share for the year ended December 31, 2008 have been adjusted to reflect ____
    shares assumed to have been issued resulting in proceeds to pay for the accrued
    preferred stock dividends.  Please revise your pro forma earnings per share
    calculation to include the appropriate amount of these shares.

## Note 15. Stock-Based Compensation Plans, page F-28

20. We note that the range of risk-free interest rates used in the valuation of options
    granted in 2008 of 1.16% to 3.62% has significant decreased from the range of
    4.56% to 5.03% used for the valuation of options granted in 2007.  Please explain
    to us why you believe the decrease in risk-free interest rates is appropriate.  Also,
    please revise Note 15 to disclose the method used to determine the volatility
    assumption and weighted-average expected life.  See paragraph A240(e)(2) of
    SFAS No. 123(R).

21. We note that your disclosure in the second to last paragraph of Note 15 includes
    the significant assumptions used in the discounted cash flow method to determine

the fair value of your common stock.  It appears that the assumptions disclosed are consistent with those disclosed in your prior amendment which included financial statements through June 30, 2008.  In light of the significant changes in the economic environment, particularly the adverse conditions beginning in the fourth quarter of 2008 and continuing into 2009, please tell us why you believe it is appropriate to use the same revenue growth rates, discount rate, and marketability discount in determining the fair value of your common stock in both 2007 and 2008.  Also, tell us the nature of any changes in these assumptions made during the six months ended June 30, 2009.

Unaudited Financial Statements of Echo Global Logistics, Inc. for the six months ended June 30, 2009

22. Please address our comments on the Company's audited financial statements in the interim financial statements, where applicable.

Note 3.  Restatement of Financial Statements, page F-42

23. We note your disclosure that in preparing your year end financial statements for 2008 you identified errors in certain accounts payable and prepaid expense balances in the consolidated financial statements as of June 30, 2008.  Please provide us more details as to the nature of the errors and tell us how you identified that errors existed.

Note 4. Acquisitions, page F-42

24. We note that your disclosure includes a table summarizing the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. Please revise to include the amounts recognized for each major class of assets acquired and liabilities assumed.  For example, instead of presenting the amount of "current assets," please revise to show the amounts separately recognized for inventory, receivables, etc.  See paragraph 68(i) of SFAS No 141(R).

25. Please provide us details of the nature of the liabilities recognized in the acquisition and separately disclose the nature and amount of recognized and unrecognized contingencies.  Also, please tell us how you accounted for the contingency related to contingent consideration that RayTrans may be obligated to pay on acquisitions it made during 2007, as well as any litigation related contingencies assumed.  See paragraph 68(j) of SFAS No. 141(R).

26. We note from the audited financial statements of RayTrans Distribution Services for the year ended December 31, 2008 that there is a significant amount of internally developed software capitalized on their balance sheet.  Please explain to

us why it appears you did not allocate any of the purchase price in your
acquisition of RDS to this software asset.

27. We note that you have allocated $2,200,000 of the purchase price to customer
relationships intangible asset and $200,000 to non-compete agreements. Please
explain to us how you determined the fair values of these intangible assets, as
well as how you evaluated the acquisition for the existence of any other potential
intangible assets such as marketing-related intangible assets or other contractual
based intangibles.

28. We note that the contingent consideration arrangement requires the Company to
pay an additional $6.5 million in cash if certain performance measures are
achieved by or prior to May 31, 2012. Please tell us, and revise your disclosure in
Note 4 to explain in further detail the nature and terms of the performance
measures that must be achieved for the payment of contingent consideration to be
required.

Note 9. Stock-Based Compensation, page F-48

29. Please revise the notes to the Company's interim financial statements to include
all of the disclosures outlined in paragraph 179 of the AICPA Audit and
Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity
Securities Issued as Compensation with respect to your stock based compensation
grants during 2009. In addition, please revise MD&A to discuss each significant
factor contributing to the difference between the fair value of your option grants
during 2009 and the estimated public offering price of your common shares. Refer
to the guidance in paragraph 182 of the AICPA Audit and Accounting Practice
Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as
Compensation.

Note 12. Subsequent Events, page F-51

30. We note your disclosure that the additional required disclosures under SFAS No.
141(R) are not presented for the July 2009 acquisition of FMI, as the necessary
accounting information is not currently available. If the information becomes
available prior to the effectiveness of your Form F-1, please revise to include the
disclosures required by paragraph 68 of SFAS No. 141(R) as applicable.

Audited Financial Statements of RayTrans Distribution Services for the year ended
December 31, 2008

Report of Independent Auditors, page F-75

    31. Please revise your report of independent auditors dated July 23, 2009, to include
the name of your independent auditor.  See Rule 2-02(a) of Regulation S-X.

Note 10. Related Party Transactions, page F-87

    32. We note your disclosure that for the year ended December 31, 2008 the Company
was allocated approximately $2.3 million which is included as selling, general
and administrative expenses in the statement of operations.  Please revise to
disclose that management believes its allocation method is reasonable and the
amount management believes the expenses would have been on a stand-alone
basis.  See SAB Topic 1B.

RayTrans Distribution Services Inc.

    33. Please revise to include interim financial statements for RayTrans Distribution
Services Inc. for the period prior to the acquisition date as required by Rule 3-05
of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended
December 31, 2008

    34. We note your disclosure that the pro forma condensed consolidated income
statement includes adjustments to the historical income statement of RDS to
reflect the elimination of two entities included in the historical audited income
statement of RDS that were not acquired by Echo.  Please revise your disclosures
to identify the two entities previously owned by RDS that were not acquired by
Echo and to discuss how the adjustment amounts were determined (i.e., historical
amounts or allocations).  Also, please revise MD&A to discuss the nature of any
entities that were not purchased as part of the RDS transaction and disclose any
contingencies related to these unacquired businesses that have been assumed by
Echo Global Logistics.

    35. We note from your disclosure on page 21 that you expect that the additional
reporting and other obligations imposed on you by various SEC, PCAOB and
NASDAQ rules and regulations will increase your legal and financial compliance
costs and the costs of your related legal, accounting and administrative activities
by approximately $1.4 million per year.  As this amount appears to be directly
attributable to the transaction, will have a continuing impact, and is factually

supportable, we would expect you to include an adjustment in the pro forma statements of operations to include this expense.  Please advise or revise accordingly.

36. Please revise the unaudited Pro forma condensed consolidated statements of income for 2008 and the six months ended June 30, 2009 to include an additional subtotal column that reflects only the pro forma effects of the acquisition transaction and which does not include the effects to the Company's public offering.

Footnote (4)

37. Please revise the introductory paragraph and footnote (4) to the pro forma condensed statements of operations for 2008 and the six months ended June 30, 2009 to disclose the amount of indebtedness under the Company's line of credit that will be repaid from the offering proceeds and the related interest rate that was used to calculate adjustment (4).

38. Also, based on the disclosure included on page 7 of the registration statement, it appears that the offering proceeds will also be used to repay the Company's term loan payable to EGL Mezzanine LLC. Please revise footnote (4) in the pro forma condensed statement of operations for the six months ended June 30, 2009 to also give effect to the repayment of this debt.

Footnote (7)

39. We note your disclosure that this pro forma adjustment reflects the interest accretion related to contingent consideration assuming primarily a risk free interest rate as there is little uncertainty around the amounts becoming payable. Please provide us more details as to how you determined or calculated the amount of this adjustment including the interest rate used.  Also, in light of the requirement of paragraph 65(b) of SFAS No. 141(R) that a contingent consideration liability should be remeasured to fair value at each reporting date, please tell us why you believe this adjustment represents the amount needed to adjust the liability to fair value at December 31, 2008 and June 30, 2009.

Unaudited Pro forma Condensed Consolidated Statement of Income For the Six Months Ended June 30, 2009

40. We note your disclosure that for purposes of the unaudited pro forma condensed consolidated income statements for the six months ended June 30, 2009, you assumed that the RDS acquisition occurred on January 1, 2009.  Please note that the annual and interim period pro forma income statement should be presented

assuming the transaction occurred at the beginning of the fiscal year presented (January 1, 2008). Please revise accordingly.

41. We note that the pro forma statement of income for the year ended December 31, 2008 includes adjustments to the historical income statement of RDS to reflect the elimination of two entities included in the historical audited income statement of RDS that were not acquired by Echo. Please tell us why similar adjustments are not made to the historical RDS amounts in this interim pro forma statement of income for the six months ended June 30, 2009.

Footnote (1)

42. We note from your disclosure that the amortization adjustment related to the customer relationships intangible asset is $91,693 for the six months ended June 30, 2009. In light of the fact that the fair value of the asset is disclosed as $2,200,000 in Note 4 to the financial statements of Echo Global Logistics for the six months ended June 30, 2009, we would expect that the pro forma amortization for a five month period (January 1, 2009 through acquisition date of June 1, 2009) would be approximately $183,333. Please advise or revise accordingly.

Other

43. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

44. Provide a currently dated consent from the independent public accountant in the amendment.

**********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,


Amanda Ravitz
Branch Chief - Legal


cc:    Steven J. Gavin, Esq. (*via facsimile*)
       Winston & Strawn LLP
       (312) 558-5700